Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0-10967)

On July 8, 2014, First Midwest Bancorp, Inc. (“First Midwest”) held a conference call to discuss its pending acquisition of Great Lakes Financial Resources, Inc. (“Great Lakes”).  Below is the transcript of the call, a recording of which is available on First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations.”  The presentation slides referred to in the transcript were filed on July 8, 2014 pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with the presentation slides.

First Midwest Bancorp, Inc. Conference Call Transcript

Acquisition of Great Lakes Financial Resources, Inc. by First Midwest Bancorp, Inc.

July 8, 2014 at 9:00 a.m. Central

Forward-Looking Statements

The information contained herein may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of First Midwest and Great Lakes. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with First Midwest’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction; new regulatory or legal requirements or obligations; and other risks and important factors that could affect First Midwest’s future results identified in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (“SEC”). Forward-looking statements are made only as of the date of this document, and First Midwest undertakes no obligation to update any forward-looking statements contained in this document to reflect events or conditions after the date hereof.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. First Midwest will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Great Lakes, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of Great Lakes. Stockholders are advised to read the proxy statement and prospectus when it becomes available because it will contain important information about First Midwest, Great Lakes and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800.

Participants in this Transaction

First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014. This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.

CORPORATE PARTICIPANTS

Mike Scudder First Midwest Bancorp, Inc. - President & CEO

Mark Sander First Midwest Bancorp, Inc. - COO

CONFERENCE CALL PARTICIPANTS

Emlen Harmon Jefferies & Company - Analyst

Chris McGratty Keefe, Bruyette & Woods - Analyst

Terry McEvoy Sterne, Agee & Leach - Analyst

John Rodis FIG Partners - Analyst

Stephen Geyen D.A. Davidson & Co. - Analyst

PRESENTATION

Operator

Good morning ladies and gentlemen, and welcome to the First Midwest Bancorp conference call regarding First Midwest’s proposed acquisition of Great Lakes Financial Resources, Inc, the holding company for Great Lakes Bank. At this time, I would like to inform you that this conference is being recorded, and that all participants are in a listen-only mode. At the request of the Company, we will open the conference up for questions and answers, for analysts only, after the presentation.

It is now my pleasure to turn the floor over to Mike Scudder, President and Chief Executive Officer of First Midwest Bancorp. Sir, you may begin.

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Thank you. Good morning, everyone. Thank you for joining us today. Also joining me here on the call today is Mark Sander, our Chief Operating Officer, as well as Paul Clemens, our Chief Financial Officer, as well as Nick Chulos, who is our General Counsel.

Collectively, before we begin I’ve got a little bit of business here to take care of. If you haven’t already received a copy of our press release that we issued earlier this morning, you may obtain it on our website or by calling 630-875-7463. And before I move on and provide additional information about the Great Lakes transaction, I would also direct your attention to certain slides that we prepared for this call. The slides are available on our website under the investor relations tab, and also have been attached to the 8-K that we filed with the SEC earlier this morning. I would also refer you to the forward-looking statement and other legends that are included with these slides. So with that, that would take care of the business portion of the elements of what we’re talking about here today.

So earlier today, I guess to repeat myself, we announced our acquisition of Great Lakes Financial Resources, Inc., which is the parent of Great Lakes Bank. Companion with the announcement, as I suggested, we provided a summary deck that not only offers both the additional insight on the transaction, as well as gives an update on our previously-announced acquisition of Popular Community Bank’s branches here in the Chicago marketplace. So while I won’t walk through that deck literally, I will cover a number of the key elements, and as suggested earlier, will then open it up for questions. Please know that our second-quarter earnings call is scheduled for July 23, and I will not obviously be providing any comments this morning relative to second quarter, because we’re in a quiet period for that period.

So with that, let me give a quick summary as to Great Lakes itself. Great Lakes operates six full service branches and two drive-up locations in the south suburban Chicago marketplace. They have about $580 million in total assets, $490 million of deposits, and $230 million of loans. 96% of the deposits are what we would qualify as core, with the loan portfolio distributed roughly 50% CRE, about a third one to four family mortgages and the rest predominantly C&I lending. The loan to deposit ratio is below 50%, and as I suggested, of the deposit base, 96% of that deposit base is what we would qualify as core. So a significant strength of the company overall.

Great Lakes has operated in its market since the late 1800s. So like ourselves, they share a very long-established — very long and established relationships with their clients and their community. Great Lakes’ approach meshes very well, it’s very relationship-based and culturally meshes very well with First Midwest, and obviously we are very excited about the opportunity to work together to support and grow this business in this market.

We’re very excited to welcome Great Lakes’ customers and employees to First Midwest, and we look forward to working closely with them to provide access to First Midwest’s enhanced distribution and robust product suite and service offerings, and ensuring a seamless transition. This combination, from our perspective, as well as that of Great Lakes, is compelling both strategically and financially. From the strategic standpoint, it extends and levers First Midwest’s network in markets that we’re extremely familiar with, and importantly, allows us to do so with a partner who shares our values. It also allows us to collectively strengthen our core relationships, and continue to grow, positioning us to deploy the resulting liquidity through a broader lending platform, and expanded products and services.

Under the terms of our purchase agreement, First Midwest will pay $375 per Great Lakes share or about $58 million in consideration, subject to certain adjustments at close. The consideration will be in the form of 70% equity and 30% cash. We would expect mid single digit EPS accretion for the first full year of operations, which we would expect to be 2015, and to recover the tangible book value per share dilution from the acquisition in roughly two years. We would expect to continue to have excess capital, with an expectation subject to regulatory approval, that the transaction itself would close before the end of the year.

I also wanted to use this as an opportunity to share an update as it relates to our acquisition of Popular Community Bank, that we announced on April 23. Quickly what I would offer is, we have received all — and you can underline that — all regulatory approvals necessary to close the transaction. Our integration activities are well underway, with team management resources already identified, system conversion efforts progressing on schedule, for what now looks like a third-quarter close and conversion. So this is moving extremely well from our perspective.

We expect to incur about $1.8 million in transaction costs, a large percentage of which we’ll see is certainly in the third quarter, as that progresses. In combination, these two transactions will represent about $1.4 billion in assets on a pro forma base, and will augment what we view as a best-in-class deposit base and positioning us well to grow, as we navigate a higher rate environment, or the expectations for a higher rate environment.

The addition of both Popular and Great Lakes adds to our existing business momentum, strengthens our balance sheet, and leaves us well positioned to expand our business as we move forward. So we’re very encouraged and excited to announce this transaction today. So with that as a quick overview, let me open it up and turn it back over to the operator, and we’ll be happy to answer your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

And the first question comes from Emlen Harmon of Jefferies. Please go ahead.

Emlen Harmon - Jefferies & Company - Analyst

I’d just be curious how First Midwest and Great Lakes’ business lines complement one another in those markets in the south Chicago area? Specifically, is there an opportunity for business growth, or do you feel like you’re pretty well-developed there already?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

No, what we’ve looked at relative to the transaction itself, Emlen, is there is additional opportunity. In our modeling and our forecasts, we haven’t baked in really any revenue synergies or expanded opportunities from that standpoint, but from Great Lakes’ perspective, their loan-to-deposit ratio is sub-50%. So the ability to lever a core deposit base — that I think the average tenure of the deposit base, core deposits is in excess of 16 years, with over 75% of their relationships having been around five years or longer. So it’s an extremely strong core deposit base, and our ability to expand through offerings of wealth management services, and other elements there, I think give us an opportunity to continue to expand.

Emlen Harmon - Jefferies & Company - Analyst

Got it. Okay. And then, I guess, as we think about — and you touch on this in the deck, but as we think about you guys getting closer to kind of the $10 billion mark in assets, do you feel like the next deal that you are going to do will need to be on the larger side, or do you feel like there are enough small deals out there where you could quickly offset the profitability drags of going over that line?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Well, I think, Emlen, from our perspective, we’ve made significant progress in moving toward the $10 billion level, but our primary focus is on doing — pursuing opportunities for growth that make sense, so whether that be large or smaller, we’re not as intimidated by the $10 billion, certainly from crossing that, though you have to be prudent. The transactions that we’ve — certainly these last two transactions are extremely accretive from the standpoint of overall EPS accretion, and certainly would help offset any drag that might come from crossing $10 billion.

But having said that as well, what we would highlight is we have significant flexibility here to manage the balance sheet. With a combined pro forma loan to deposit ratio of about 80%, 82%, that gives us a lot of flexibility, as we look to manage our balance sheet, continue to grow and look for opportunities to expand.

Emlen Harmon - Jefferies & Company - Analyst

Got it. So if I’m interpreting that right, you’re saying you could — there is potential to — if not shrink, retain a degree of balance sheet growth, and improve the profitability, as opposed to cracking that — cracking that line?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Right. We’ve got that flexibility, so the other way to look at it as well is, as we consider future opportunities that might be out there, we’re not restricted in my view as to only pursuing a transaction of size. We have the opportunity to pursue activity that might be similar sized or proximate to these transactions.

Emlen Harmon - Jefferies & Company - Analyst

Okay. Thanks. Thanks for taking my questions.

Operator

And our next question will come from Chris McGratty of KBW. Please proceed with your question.

Chris McGratty - Keefe, Bruyette & Woods - Analyst

Can you talk about the regulatory approval process? One of your peers has obviously been hung up with a longer approval process with the regulators, but you’ve now been able to close two deals, or potentially close two deals within six months. Can you talk about how you are able to do this?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

I think the regulatory approval process simply has to be followed. We put a lot of attention and care into what we do. We value our relationships with our regulators very highly, so we probably stress a lot in terms of communication, which I think is always helpful relative to that.

I don’t think you can contrast any two deals, though, relative to the regulatory environment. The deals that we’re talking about have to be looked at individually, and are really tough to compare to somebody else’s. These are less — what I would view as less risk from the standpoint of, in the case of the acquisition of the branches of Popular Community, that’s a branch acquisition, as opposed to a whole bank acquisition. In the case of Great Lakes, that will be a whole bank acquisition, but its size and business complexity is such that it has less relative risk, as one moves through that. I think those are all factors that go into the regulatory process.

Chris McGratty - Keefe, Bruyette & Woods - Analyst

Okay. And just one follow up. In terms of proximity of your existing branches to the eight or so that you’re picking up with this, can you talk about plans to potentially consolidate?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Well we certainly have a level of overlap with Great Lakes’ branches versus our own. There’s about 75% of their locations are proximate to a First Midwest location. Having said that, we haven’t gotten into the weeds here yet in terms of where that is, and which specific branches would be impacted by that, whether they would be the existing First Midwest location or Great Lakes.

We have some level of branch consolidation and efficiency baked into our efficiency estimates that we’ve disclosed, so we’ve got a level of that baked in there. We haven’t finalized any of that. We’ll have to work with the folks from Great Lakes to get down to the specifics. We’d anticipate we’d have some decisions on that front here in the short term.

Chris McGratty - Keefe, Bruyette & Woods - Analyst

Understood. Just to follow up to Emlen’s question on Durbin. Can you remind us what the revenue impact is once you do go through $10 billion?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Yes, we actually put that in the deck. It’s about $5 million after tax, roughly. That’s gross, that assumes no actions taken on our part in any way, shape, or form to mitigate that.

Chris McGratty - Keefe, Bruyette & Woods - Analyst

Okay. Thanks, Mike.

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

So if we look at this transaction or the combination of these two transactions, the relative accretion that we would expect out of these significantly exceeds the Durbin impact that we might see over crossing $10 billion. Having said that, I would also suggest, I don’t view that as certainly an element we would see this year. And as I’ve said, we’ve got the flexibility to manage it through 2015, depending on the environment and the opportunities, certainly perhaps longer than that, but that’s not our primary focus.

Chris McGratty - Keefe, Bruyette & Woods - Analyst

Got it. Thanks.

Operator

(Operator Instructions)

And the next question will come from Terry McEvoy of Sterne Agee. Please proceed with your question.

Terry McEvoy - Sterne, Agee & Leach - Analyst

I was wondering if you could talk about the credit experience at Great Lakes Bank from 2008 to 2010. I noticed today their NPA levels are above where you’re operating. And then maybe a question for Mark. Any thoughts on the loans, specifically the 45% that show up as CRE?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Sure. Well, the time frame that you’re talking about relative to Great Lakes, certainly a number of folks were trying to deal with credit, as they evolved through that. When we looked at Great Lakes and did our diligence, we looked at virtually every potential problem and existing problem asset, and did a very robust diligence process off of that.

Keep in mind as well, as we’re looking at raw percentages, given the fact that their loan to deposit mix is roughly sub-50%, we’re talking about a $230 million loan portfolio. So the relative exposure from a non-performing asset standpoint is probably $15 million or less in the aggregate as we through this. And we did a pretty deep dive into it, so we’re comfortable with our marks there.

Mark Sander - First Midwest Bancorp, Inc. - COO

And the real estate portfolio is a very granular portfolio, not dissimilar from what we would see in some of the smaller ends of our real estate markets. So we got quite comfortable, as Mike said. We analyzed the portfolio credit by credit, quite extensively.

Terry McEvoy - Sterne, Agee & Leach - Analyst

And then as I look at the branches or the deposits per branch, it’s a very high number. Is there any concentration in municipal deposits, or within some specific depositors that are impacting that number, or is it just a pretty efficient high deposit bank?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Yes, this is — this is not your — this is what I would call typical, but it’s probably atypical in the world generally. This is a long tenured community-based financial institution. Their deposit base is relatively granular, and they don’t have large singular concentrations of deposits overall.

This is a very, very strong core deposit base. Their cost of funds, you know, collectively, I believe is somewhere in the neighborhood of 14 basis points. So that’s pretty solid. Frankly, that’s stronger than our level, which we think is outstanding to start with.

Terry McEvoy - Sterne, Agee & Leach - Analyst

And then just one last question, thanks for providing the Durbin impact once you go over $10 billion. Any thoughts on what that would do to the expense base?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Of crossing $10 billion in terms of, oh, in terms of incremental cost of compliance resources, or the like?

Terry McEvoy - Sterne, Agee & Leach - Analyst

That’s correct.

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

I think, as we cross, the incremental impact of that certainly would have to be out there, but we don’t view it to be what I would call senior management heavy. I would call it more variable resources, simply to handle the incremental size. We’ve made a lot of investment into having the resources and talent in place here to exceed that level generally. Certainly there would be some impact, but I don’t think it certainly would be significant, so we’d have to look at — I’d look at it as more of a variable component with the revenue.

Terry McEvoy - Sterne, Agee & Leach - Analyst

Great. Appreciate it. Thank you.

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Okay. Thanks.

Operator

Our next question will come from John Rodis of FIG Partners. Please go ahead with your question.

John Rodis - FIG Partners - Analyst

Congrats on the deal. Mike, maybe back to the loan mark, real quick. Can you give us the exact — what was the exact mark?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

We haven’t been disclosing the exact mark. What I would share with you is their loan loss reserve was about 3.5%, so our mark was in excess of that.

John Rodis - FIG Partners - Analyst

Okay. Fair enough. And I guess just given the fact that the Popular deal has been approved, do you think, I guess, would you still be in the market today for more deals if something else came along?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Yes, we would still be in the market for more deals. I’ve always suggested that our only constraint in terms of pursuing additional activity is what I call common sense; that it meets our criteria, and it’s in the best interests of our shareholders. So if we saw the right opportunity, and it was incrementally sound for us, and we didn’t think that it came with an undue level of risk, we would certainly be in a position to pursue that.

The time frame for these types of activities generally are a little bit longer, so you have the ability to space it a little more. As we look at this particular transaction, you’re talking roughly four months between — or potentially as long as four months between the transactions themselves. So that ultimately gives you the time frame to space it a little bit, even though they seem more concurrent than they are.

John Rodis - FIG Partners - Analyst

Okay. Fair enough, thanks Mike, and just one quick question, too, on the EPS accretion mid single digit in 2015, does that include CDI amortization expense?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Yes, it does.

John Rodis - FIG Partners - Analyst

It does. Okay. Thanks.

Operator

The next question will come from Stephen Geyen of D.A. Davidson. Please go ahead.

Stephen Geyen - D.A. Davidson & Co. - Analyst

Just thinking about the last two acquisitions you announced, this one and then the Popular. Can you kind of help me out as far as what you think some of the similarities are between the acquisitions that attracted you to the two deals? And then also, based on a competitive landscape for M&A, how does that kind of jive with what you see in the marketplace and the potential down the road?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Well, I could talk for about an hour and a half on both of those Stephen, but I’ll try and be brief here, as we go through it. In comparing Popular with Great Lakes, they were both what I would call strategically and financially compelling for us, from an accretion standpoint. If you think about Popular, it was both a strong core deposit base, but an opportunity to operate with a branch network in a portion of the marketplace where we did not have a lot of density. So it helped fill in our landscape within that standpoint, but also provided us with additional middle market lending capacity.

Great Lakes is similar from the standpoint of a very strong overall core deposit base, but fundamentally is in markets that we concurrently operate in. What we really have there is the opportunity to lever a presence that already exists, and offer a broader product services capability there to expand the opportunity, and also to bring to bear a greater capacity for expansion of lending than what had previously been afforded, given their size and where they were at. So that’s probably the distinction between the two. But fundamentally, they all fit with our broader strategic goal of looking for transactions that have both strategic rationale and accretion for us, as well as financially compelling.

Stephen Geyen - D.A. Davidson & Co. - Analyst

And as far as fitting into the M&A landscape out there, I guess I’m curious about how much financially versus the growth potential of the last two transactions seem to distinguish — seem a little bit more financial oriented, certainly there’s a component of growth there, but a little bit more financial-oriented as far as the benefit, near-term benefit. Are you willing to go outside of your market for a little bit more growth?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

The short answer is — the answer that I gave previously would still hold. We’re interested in looking for opportunities that we think add value to our business, and are compelling for our shareholders. So to the extent that there was an opportunity that we found in our marketplace or adjacent marketplaces, that made sense for us along those veins, we’d be more than willing to pursue those.

Stephen Geyen - D.A. Davidson & Co. - Analyst

And the last question, any thoughts on the two transactions once they close, what the asset sensitivity of the bank might look like?

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

I think the asset sensitivity of the bank overall, will at best, be neutral to improved. We’ve got, as we move through these, because of the liquidity, we’ve got a lot of flexibility as it relates to how we manage the balance sheet from that perspective. And likewise, you know, certainly a benefit, you never hear me say that, relative to all the mark to market accounting as they move through that, certainly gives us some flexibility there as we look to manage the securities portfolio that accompany the transaction.

Stephen Geyen - D.A. Davidson & Co. - Analyst Okay. Thanks for your time.

Operator

(Operator Instructions)

If there are no further questions, I will now turn the call back to Mr. Scudder for closing comments.

Mike Scudder - First Midwest Bancorp, Inc. - President & CEO

Thank you very much. We greatly appreciate you joining us today. We, as always, appreciate your interest in First Midwest Bancorp, and wishing everyone have a great day. Thank you.

Operator

Ladies and gentlemen, this concludes the conference for today. Thank you for participating, and have a nice day. All parties may now disconnect.